UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $350,000,000 Floating Rate Notes due December 15, 2022

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017)

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: January 16, 2018

The following information regarding an issue U.S. $350,000,000 Floating Rate Notes due December 15, 2022 (to be consolidated and form a single series with the Corporation’s U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, the Corporation’s U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, the Corporation’s U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and the Corporation’s U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017) (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 12, 2017 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated January 12, 2018 (the “Final Terms”), and the Terms Agreement dated January 12, 2018 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $350,000,000 Floating Rate Notes due December 15, 2022 (to be consolidated and form a single series with the Corporation’s U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, the Corporation’s U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, the Corporation’s U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and the Corporation’s U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017)

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

Interest Rate/Interest Payment Date. 3 month USD LIBOR + 0.07% Floating Rate payable on March 15, June 15, September 15 and December 15 in each year, commencing March 15, 2018, and ending on and including the Maturity Date. Item 16.

(c)	Maturity Date. December 15, 2022.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)	Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms. The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, parties to the Terms Agreement, severally and not jointly agree to purchase the Notes at an aggregate purchase price of 99.9002 per cent. less a combined management and underwriting fee and selling concession of 0.0625 per cent. of the nominal amount of the Notes, plus U.S. $514,500 representing 32 days’ accrued interest. See item 5 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution. Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 12, 2017);[1]
B.	Prospectus (June 3, 2008);[2]
C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]
D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];
E.	Global Agency Agreement (dated as of June 3, 2008);[2]
F.	Final Terms (January 12, 2018); and
G.	Terms Agreement (January 12, 2018).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 12, 2017.
[2]	Filed on September 17, 2008.
[3]	Filed on July 10, 2014

EXHIBIT F

Final Terms dated January 12, 2018

International Finance Corporation

Issue of

U.S. $350,000,000 Floating Rate Notes due December 15, 2022

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

MIFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	1735

	(ii) Tranche Number:	5; to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017

3.	Specified Currency or Currencies:	United States Dollar (“U.S. $”)

4.	Aggregate Nominal Amount:

	(i) Series: (ii) Tranche:	U.S. $1,500,000,000 U.S. $350,000,000

5.	Issue Price:	99.9002 per cent. of the Aggregate Nominal Amount plus U.S. $514,500.00 representing 32 days’ accrued interest from and including the Interest Commencement Date to but excluding the Issue Date

6.	(i) Specified Denominations: (ii) Calculation Amount:	U.S. $1,000 and integral multiples thereof U.S. $1,000

7.	(i) Issue Date:	January 16, 2018

	(ii) Interest Commencement Date:	December 15, 2017

8.	Maturity Date:	December 15, 2022

9.	Interest Basis:	3 month USD LIBOR + 0.07% Floating Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE
15.	Fixed Rate Note Provisions:	Not Applicable

16.	Floating Rate Note Provisions:	Applicable

	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date, as each date may be adjusted in accordance with the Modified Following Business Day Convention

	(ii) Specified Interest Payment Dates:	March 15, June 15, September 15 and December 15 in each year, commencing March 15, 2018, and ending on and including the Maturity Date

	(iii) First Interest Payment Date:	March 15, 2018

	(iv) Interest Period Date:	Each Specified Interest Payment Date

	(v) Business Day Convention:	Modified Following Business Day Convention, adjusted

	(vi) Business Centre(s):	London and New York

	(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

	(viii)Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London

(ix) Screen Rate Determination:

	– Reference Rate:	3 month USD LIBOR

	– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day that is two Business Days in London prior to the first day of such Interest Accrual Period.

	– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date

	(x) ISDA Determination:	Not Applicable

	(xi) Margin(s):	0.07 per cent.

	(xii) Minimum Rate of Interest:	Not Applicable

	(xiii) Maximum Rate of Interest:	Not Applicable

	(xiv) Day Count Fraction:	Actual/360

	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions

17.	Zero Coupon Note Provisions:	Not Applicable

18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19.	Dual Currency Note Provisions:	Not Applicable
PROVISIONS RELATING TO REDEMPTION
20.	Call Option I:	Not Applicable

	Call Option II (Automatic):	Not Applicable

21.	Put Option:	Not Applicable

22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount

23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special provisions relating to payment dates:

New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day.

In the above paragraph, “business day” means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable

29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable

31.	Consolidation provisions:	Not Applicable

32.	Additional terms:	Applicable

	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:

Barclays Bank PLC – U.S.$ 175,000,000

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Deutsche Bank AG, London Branch – U.S.$ 175,000,000

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

	(ii) Date of Terms Agreement:	January 12, 2018

	(iii) Stabilizing Manager(s) (if any):	Not Applicable

34.	If non-syndicated, name and address of Dealer:	Not Applicable

35.	Total commission and concession:	0.0625 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Takehisa Eguchi
Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	London

(ii) Admission to trading:

Application will be made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect from on or around January 16, 2018.

The Notes are to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017, which are admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s Regulated Market.

RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VKY10

Common Code:	164822729

CUSIP:	45950VKY1

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Under recently enacted legislation, U.S. holders that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described in the Prospectus and below, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017. United States holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

A portion of the purchase price of the Notes is attributable to interest accrued for the period starting from and including the Interest Commencement Date to but excluding the Issue Date. Accordingly, a portion of the interest received on the Interest Payment Date scheduled for March 15, 2018 equal to such accrued interest should not be taxable as interest when received but should instead reduce the holder’s adjusted tax basis in the Notes by an amount equal to such portion of the purchase price.

Capital Gains

As discussed in the Prospectus under “Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes”, upon the disposition of a Note by sale, exchange or redemption or other disposition, a U.S. Holder will generally recognize capital gain or loss. This capital gain or loss will generally equal the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

TERMS AGREEMENT NO. 1735, TRANCHE 5 UNDER

THE STANDARD PROVISIONS

January 12, 2018

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1	The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S. $350,000,000 Floating Rate Notes due December 15, 2022 (the “Notes”, as from January 16, 2018 to be consolidated and form a single series with the Corporation’s U.S. $500,000,000 Floating Rate Notes due December 15, 2022, issued on July 18, 2017, the Corporation’s U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on September 8, 2017, the Corporation’s U.S. $250,000,000 Floating Rate Notes due December 15, 2022, issued on November 9, 2017 and the Corporation’s U.S. $150,000,000 Floating Rate Notes due December 15, 2022, issued on December 29, 2017) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on January 16, 2018 (the “Settlement Date”) at an aggregate purchase price of U.S. $349,946,450.00 (which is 99.8377 per cent. of the aggregate nominal amount of the Notes, plus 32 days’ accrued interest) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2	When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to January 9, 2018, 11:19 a.m. London time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3	The Corporation represents and warrants to each of the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4	The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.9002 per cent. less a combined management and underwriting fee and selling concession of 0.0625 per cent. of the nominal amount of the Notes, plus U.S. $514,500 representing 32 days’ accrued interest).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6	The purchase price specified above will be paid by Deutsche Bank AG, London Branch on behalf of the Dealers to Citibank N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Corporation.

7	The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8	In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and the other Dealer, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10	Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Corporation, the Corporation acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

i.	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii.	the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

11	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12	If a default occurs with respect to one of the several underwriting commitments to purchase any Notes under this Agreement, the Dealer who has not defaulted with respect to its respective underwriting commitment will take up and pay for Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealer was originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealer shall be entitled to terminate this Agreement without any liability on its part. Nothing herein will relieve a defaulting Dealer from liability for its default.

13	Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

a.	each of Barclays Bank PLC and Deutsche Bank AG, London Branch (each a “Manufacturer” and together “the Manufacturers”) acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

b.	the Corporation notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

14	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15	This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS BANK PLC DEUTSCHE BANK AG, LONDON BRANCH

By:	DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Dr. Matthias Geyer
Name: Dr. Matthias Geyer
Title: Assistant Vice President

By:	/s/ Tim Pätzold
Name: Tim Pätzold
Title: Assistant Vice President

CONFIRMED AND ACCEPTED, as of the date first written above:
INTERNATIONAL FINANCE CORPORATION

By:	/s/ Takehisa Eguchi
Name: Takehisa Eguchi
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
Barclays Bank PLC	U.S. $	175,000,000
Deutsche Bank AG, London Branch	U.S. $	175,000,000
Total:	U.S. $	350,000,000

SCHEDULE II

Notice Details of the Dealers:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom
Attention:	Debt Syndicate
Telephone:	+44 (0) 20 7773 9098
Facsimile:	+44 (0) 20 7516 7548

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
Attention:	Syndicate Desk
Telephone:	+44-20-7545 8000
Facsimile:	+44-20-7545 4455